  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Twilio Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

90138F 10 2

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138F 10 2

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Mitchell Kapor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 2,035,047

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 2,035,047

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,035,047

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*** 5.9%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

Item 1.
	(a)	Name of Issuer Twilio Inc.
	(b)	Address of Issuer’s Principal Executive Offices 645 Harrison Street, Third Floor San Francisco, California 94107

Item 2.
	(a)	Name of Person(s) Filing Mitchell Kapor
	(b)	Address of Principal Business Office or, if none, Residence 2148 Broadway Oakland, CA 94612
	(c)	Citizenship United States
	(d)	Title of Class of Securities Class A Common Stock, $0.001 per share
	(e)	CUSIP Number 90138F 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power*	Number of Shares With Shared Voting and Dispositive Power*	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
Mitchell Kapor	2,035,047*	0	2,035,047	5.9%

*	All shares are held in the name of Mitchell D. Kapor Trust dated 12/03/99.
**	Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed by the Issuer with the Securities and Exchange Commission on November 7, 2016 (34,410,267 shares of Class A Common Stock outstanding).

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2017

/s/ Mitchell Kapor

Mitchell Kapor